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                               August 18, 2022

       David Abadi
       Chief Financial Officer
       Cognyte Software Ltd.
       33 Maskit
       Herzliya Pituach
       4673333, Israel

                                                        Re: Cognyte Software
Ltd.
                                                            Form 20-F for the
Fiscal Year Ended January 31, 2022
                                                            File No. 001-39829

       Dear Mr. Abadi:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended January 31, 2022

       Risk Factors
       We have been subject to claims by third parties..., page 4

   1. We note your disclosure on page 4 that Meta's allegations that some of your solutions interfaced with
Facebook and Instagram in a way that violated their terms of use. You disclose that Meta
requested that you cease data collection from its social platforms. We also note that in
response to these allegations, you made modifications to certain features of your solutions.
Please tell us and revise your future filings to clarify if you ceased collecting data as
requested and if not, why not. Please also revise to clarify the extent to which these claims had
any material impact to your business, including your results of operations or financial
condition.
 David Abadi
Cognyte Software Ltd.
August 18, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 or Robert S.
Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameDavid Abadi                             Sincerely,
Comapany NameCognyte Software Ltd.
                                                          Division of
Corporation Finance
August 18, 2022 Page 2                                    Office of Technology
FirstName LastName